Exhibit 6.47

Second Amendment of Multiparty Stock Purchase Agreement

This Second Amendment (“Second Amendment”) of the Multiparty Stock Purchase Agreement (“MSPA”) is made and entered into on this 6th day of August 2023 by and among Timothy E. Evans, an individual residing in the State of Indiana (“T. Evans”), James L. Evans, an individual residing in the State of Indiana (“J. Evans”), and Bulwark Capital, L.L.C., an Indiana limited liability company (“Bulwark”), Joseph J. Montel, an individual residing in the State of Indiana (“J.Montel”), Joseph M. Davis, an individual residing in the State of Indiana (“J. Davis”), Tradition Transportation Group, Inc., an Indiana corporation (“TTG”), and Aqua Power Systems, Inc., a Nevada corporation (“APSI”).

Whereas, the MSPA, together with various ancillary agreements, was entered into by and among T.Evans, J.Evans, Bulwark (J.Montel), and J.Davis on or about December 28, 2022; and,

Whereas, in connection with the MSPA, T.Evans, J.Evans, Bulwark (J.Montel) received promissory notes in various amounts which evidenced the sums owing to each in connection with the MSPA (“Notes”); and,

Whereas, immediately following the closing of the MSPA and issuance of the Notes, J.Davis and APSI entered into that certain Contract Assignment (“Assignment”) dated December 28, 2022, pursuant to which all rights of J.Davis in and under the MSPA and Notes were assigned to APSI and all obligations of J.Davis in and under the MSPA and Notes were accepted and assumed by APSI; and,

Whereas, the MSPA and Notes were modified on or about February 6, 2023 (“First Amendment”); and,

Whereas, the undersigned parties now desire to amend the MSPA and Notes for a second time.

Now, in consideration of the premises, agreements, representations, warranties, covenants, and obligations contained in this Second Amendment, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties, intending to be legally bound, agree as follows, to wit:

1.	Board Composition. T.Evans, J.Evans, and J.Montel, shall tender their respective resignations from the board of directors of Tradition Transportation Group, Inc. (“TTG”) and all TTG subsidiaries within 24 hours after receipt of the Capital Infusion (see, below).

2.	Officer Appointments. T.Evans, J.Evans, and J.Montel, shall tender their respective resignations as officers of TTG and all TTG subsidiaries within 24 hours after receipt of the Capital Infusion (see, below).

3.	Capital Infusion. APSI shall, on or before Wednesday, August 9, 2023, deposit not less than One Million Five Hundred Thousand Dollars ($1,500,000) of unrestricted funds into the working capital account of TTG. It is expected that T.Evans and J.Davis will direct the fund application and prioritize the Carolina Casualty insurance letter-of-credit and the payoff of the First Financial Bank overline.

4.	Notes. The principal amounts due on the Notes shall be replaced with the following:

A.	APSI shall issue a written Warrant to Purchase Common Stock (“Warrant”). The Warrant shall be issued immediately and shall be exercisable by the Warrant holder for a period of not less than ten (10) years, shall be assignable, and shall confer upon the holder the right to purchase up to two million (2,000,000) shares of common stock in APSI at an exercise price of sixty two cents per share ($0.62). The form of Warrant shall be acceptable to securities counsel of TTG, specifically, attorney Larry Tomlin of Amundsen Davis – Indianapolis.

B.	APSI shall pay each holder of the Notes (T.Evans, J.Evans, and J.Montel) and J.Davis the sum of Six Hundred Twenty Five Thousand Dollars ($625,000) on or before December 31, 2023 [total payments of $2,500,000] (“Cash Payment”); provided, however, that the Cash Payment may be reduced to Two Hundred Thousand Dollars ($200,000) to each if, as of December 1, 2023, TTG is not current on payables (rents, loans, and payables current), with the remainder ($425,000) due on or before July 1, 2024. The determination of whether TTG is current in payables shall be made by J.Davis; and, in the event of a disagreement as to whether the determination is correct, such disagreement shall be resolved by majority vote of J.Davis, Bob Morris, and T.Evans.

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5.	Employment Agreements. The Executive Employment Agreements between TTG and T.Evans, J.Evans, and J.Montel), respectively, shall remain in full force and effect. The salaries set forth in the Employment Agreements and restoration of accrued compensation (deferred payments of some compensation beginning April 2023) shall be paid to T.Evans, J.Evans, and J.Montel not later than December 1, 2023, unless the parties agree otherwise. Each of T.Evans, J.Evans, and J.Montel will be advised of their new titles, if any, promptly following their resignations which they will use in all communications going forward.

6.	Personal Guarantees. APSI and TTG shall have all personal guarantees of T.Evans, J.Evans, and J.Montel released on or before December 31, 2024. Pending the full release of all personal guarantees, no action may be taken by APSI, TTG, or any of their agents, in connection with any asset or collateral that is secured with a personal guarantee of any or all of T.Evans, J.Evans, and J.Montel absent prior notice and written consent by all guarantors. APSI and/or TTG shall take no action that materially increases the risk attached to the personal guarantees of T.Evans, J.Evans, and J.Montel; nor shall APSI and/or TTG fail to take any action that would reduce the risk attached to the personal guarantees of T.Evans, J.Evans, and J.Montel.

7.	General. The parties shall all act in good faith and with full candor in connection with this Second Amendment. Each party shall pay their own expenses incidental to the preparation of this Second Amendment, the carrying out of the provisions contained in this Second Amendment. No delay or failure by any party in exercising any rights under this Second Amendment, and no partial or simple exercise of such rights, shall constitute a waiver of that or any other right. All headings in this Second Amendment are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Second Amendment. The singular shall include the plural, and the masculine gender shall include the feminine and neuter, and vice versa, as the context requires. The introduction paragraph and recitals set forth above shall form a part of this Second Amendment. Reference to any agreement, document, or instrument means such agreement, document, or instrument, as amended, supplemented or modified and in effect from time to time in accordance with the terms thereof. This Second Amendment may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. In making proof with respect to this Second Amendment, it shall be necessary to produce only one copy of this Second Amendment signed by the party to be charged. An electronic record shall satisfy the requirement of a signed document. The parties agree that each party and its counsel reviewed and revised this Second Amendment, and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Second Amendment. This Second Amendment shall be binding upon and inure to the benefit of, and be enforceable by, the parties, their respective heirs, executors, administrators, legal representatives, successors, and assigns. Time shall be of the essence with regard to this Second Amendment.

The parties to this Second Amendment have duly executed this Second Amendment as of the date first written above.

Aqua Power Systems, Inc.	Tradition Transportation Group, Inc.

/s/ Robert Morris	/s/ Timothy E. Evans
By: Robert Morris, CEO	By: Timothy E. Evans, President and CEO

Tradition Transportation Group, Inc.

/s/ Robert Morris
By: Robert Morris, Director

/s/ Timothy E. Evans	/s/ Joseph J. Montel
Timothy E. Evans	Joseph J. Montel

/s/ James L. Evans	/s/ Joseph M. Davis
James L. Evans	Joseph M. Davis

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